UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. Important Event issued by Masisa S.A. on December 19, 2007:

MASISA S.A.
Publicly-Traded Corporation
Registered under Nº825 in the Securities Registry

SIGNIFICANT EVENT

Santiago, December 19, 2007

Mr.
Superintendent
Superintendency of Securities and Insurance

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of Law Nº18.045 and in General Regulation Nº30 of the Superintendency of Securities and Insurance, and duly empowered to such effect by the board of Masisa S.A. (hereinafter referred to as “Masisa” or the “Company”), I hereby inform you of the following significant event:

In a board meeting held on this same date, Masisa’s directors unanimously agreed to appoint Mr. Roberto Salas as Chairman of the Board.

Yours faithfully,

Enrique Cibié Bluth
CEO
Masisa S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2007

Masisa S.A.
By:	/s/ Patricio Reyes
Patricio Reyes General Counsel